SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 For 6 July 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                              Governor's Statement
                              Annual General Court
                                  6 July 2005



Fellow Stockholders,

I would like to welcome you to the 2005 Annual General Court.

Following my opening remarks, we will get to the business of the meeting. There will be the opportunity for questions from the floor. I have always been anxious that stockholders have an opportunity to raise relevant issues on matters pertaining to the performance of the business and its record in delivering strong returns to our stockholders.

I would like to begin by summarising the main highlights of the business during the year to March 2005.

Performance Review:
As you will have seen from the Annual Report and Accounts the results for the year to 31 March 2005 have been strong.

The highlights of this performance include:

   - Profit before tax was up 5% to EUR 1,333 million
   - Alternative EPS was up 7% to 114.2 cent
   - Dividend growth of 10%

These results represent the 14th successive year of uninterrupted profit growth by Bank of Ireland. We had strong growth in business volumes, return on equity was again in excess of 20% and we continue to have excellent asset quality.

Strategic Transformation Programme:
We conducted a strategic review of the Group during the course of the year. This review confirmed our focus on our core markets in Ireland and the UK while also pursuing growth internationally. Building on the strengths of our positions in these markets will offer significant growth opportunities, we believe, over the coming years. To ensure that we are in a position to capitalise on these growth opportunities and to maintain our competitiveness, the strategic review also highlighted the need for the Group to improve its efficiency.

The change programme has our commitment to our customers at its centre. We are determined to differentiate our business on the basis of the quality and value of our products and services to our customers. A key element of our Transformation Programme is about making sure that doing business with Bank of Ireland is simpler and more straightforward than with our competitors. Even as we become more efficient and reduce the scale of our overall workforce we are putting an additional 500 people into the front line dealing directly with customers. Our objective is to deliver better value, greater customer satisfaction, generate sustainable growth and, ultimately, create increasing value for stockholders.

This Programme consists of specific efficiency initiatives in our Retail business in Ireland, the streamlining of some Group support services and the consolidation of some processing services currently dispersed throughout the Group. Full implementation of this Programme will provide the Group with the efficiency needed to maintain our position in an increasingly competitive market and will also provide us with the enhanced business capacity to realise our growth ambitions.

Following the publication of the details of the Strategic Transformation Programme we agreed a discussion process on the staff aspects of the Programme with the representative bodies under the independent chairmanship of Mr Kieran Mulvey. The Bank has now accepted the recommendations issued by Mr Mulvey arising from this process. We have been informed by the Irish Bank Officials Association (IBOA), who represent the great majority of union members in Bank of Ireland, that they are issuing a ballot to their members this week recommending that Mr. Mulvey's recommendations be accepted.

Bank of Ireland has a strong tradition in the quality of our people who have always shown a commitment to customer service that marks us out from our competitors. I would like to thank all our staff for their contribution to the continuing strong performance of the Group. As we move through a period of major change, we are committed to managing this change to the same high standards that we have always demonstrated as a quality employer.

Changing Regulatory Environment:
Bank of Ireland supports a robust, transparent and accountable regulatory regime. A great deal of regulatory change is currently taking place in the financial services industry and we are committed to playing a positive role in the development of such change. It is important, however, that this be well thought out, introduced after appropriate consultation and has full regard to the costs of doing business.

Culture and Values:
The Bank continues to lay great emphasis on ensuring that the culture of the organisation and its value system are aligned with our obligations to all our stakeholders in a rapidly changing environment. Corporate Responsibility is core to the Group. Our reputation is a critically important asset and the Bank continues to re-inforce this by creating an environment where only ethical and responsible behaviour is acceptable.

Changes on the Court:
This is my final statement to you as Governor and as a Director of Bank of Ireland. I would like to take the opportunity to thank my colleagues on the Court and to thank you, the stockholders, for your support for Bank of Ireland and especially for me in my period as Governor. It has been a privilege for me to serve as Governor and to have the honour to have worked with a dedicated, talented and committed team on the Court and in the management of the Group. I believe the composition of the Court and the management team leaves the Group well positioned for future success.

As you will have seen from the Annual Report and Accounts Maurice Keane retired as a Director in February and Ray MacSharry retires today. I warmly thank them for their great service to the Group. I am also pleased to welcome Paul Haran, former Secretary General of the Department of Enterprise, Trade and Employment who has joined the Court.

You will have seen that Richard Burrows will succeed me as Governor at the conclusion of this meeting. At a meeting earlier today, the Court appointed Mr George Magan as Senior Independent Director. I know that you will join me in wishing the management, the Court and the new Governor every success in their endeavours on behalf of the stockholders.

Looking forward, the environment in which we operate continues to be positive. We have a clear strategy and we are well positioned for growth. I expect a satisfactory outcome for the year.



Laurence Crowley
Governor
6th July 2005





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 6 July 2005